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                                                      October 9, 1997
                                                      VIA FEDERAL EXPRESS




David Matheson
Perkins Coie
1211 S.W. Fifth Avenue, Suite 1500
Portland, OR 97204-3715

RE:  BMC WEST/LONE STAR - SIDE LETTER AGREEMENT
MTBR&F File No. 14-390.307

Dear David:

The purpose of this letter is to confirm the understanding of my client, BMC West Corporation ("Purchaser"), and your client, Lone Star Plywood & Door Corp. ("Seller"), regarding the calculation of adjustments to the Purchase Price under the terms of the Asset Purchase Agreement dated as of October 6, 1997, (the "Agreement"). The capitalized terms in this letter shall have the same meanings as provided in the Agreement. This letter is not intended to amend the Agreement, but is only intended to state, in a narrative format, how the adjustments to the Purchase Price generally will be made.

1. The purchase price to be paid at the Closing will be an amount equal to (a) the Base Purchase Price ($36 million) subject to an upward or downward adjustment on the Closing Date based on the difference between the Asset Value reflected on the Reference Balance Sheet and the Estimated Closing Asset Value, less (b) the Estimated Closing Assumed Liabilities Value.

2. Within 120 days following the Closing Date, the Seller will deliver to the Purchaser an unaudited Closing Balance Sheet. Subject to the resolution pursuant to the Agreement of disputes by the Purchaser of amounts reflected on the Closing Balance Sheet, the following adjustments to the purchase price paid at the Closing will be made:

    (A) If the Estimated Closing Net Asset Value (Estimated Closing Asset Value less the Estimated Closing Assumed Liabilities Value) exceeds the Net Asset Value reflected on the Closing Balance Sheet by at least $10,000, the Seller shall pay to the Purchaser the amount of such excess. For example, if there is no change between the


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         Asset Value reflected on the Reference Balance Sheet and the Estimated
         Closing Asset Value, but the Estimated Closing Assumed Liabilities were understated in excess of $10,000 when compared to the Assumed Liabilities Value reflected on the Closing Balance Sheet, then the Net Asset Value reflected on the Closing Balance Sheet would be sufficiently less than the Estimated Closing Net Asset Value to require an adjustment to the Purchase Price, and the amount of such excess would be paid to the Purchaser from the Adjustment Escrow Account.

    (B) Conversely, if the Net Asset Value reflected on the Closing Balance Sheet exceeds the Estimated Closing Net Asset Value by at least $10,000, then there would be an upward adjustment in the Purchase Price and the Purchaser would pay such excess to the Seller.

Please indicate your agreement to the foregoing by signing in the space indicated below and returning a duplicate original to me for our records.

Very truly yours,



Paul S. Street

PSS/lc

         AGREED to this __ day of October, 1997.

                                PERKINS COIE



                                By /s/ David Matheson
                                  ---------------------------------------
                                  David Matheson - Of the Firm
                                  Attorneys for Seller